--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               GENERAL CABLE PLC
                           (NAME OF SUBJECT COMPANY)

                          TELEWEST COMMUNICATIONS PLC
                                    (BIDDER)

                               ----------------

                ORDINARY SHARES, PAR VALUE (Pounds)1 PER SHARE,
                   REPRESENTED BY AMERICAN DEPOSITARY SHARES,
                 EACH OF WHICH REPRESENTS FIVE ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                     36930Q101 (AMERICAN DEPOSITARY SHARES)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                 VICTORIA HULL
                          TELEWEST COMMUNICATIONS PLC
                             GENESIS BUSINESS PARK
                                  ALBERT DRIVE
                            WOKING, SURREY GU21 5RW
                                 UNITED KINGDOM
                              011 44 1483 750 900
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                               ----------------

                                   COPIES TO:

                           JEFFREY J. WEINBERG, ESQ.
                            DAVID S. LEFKOWITZ, ESQ.
                             WEIL, GOTSHAL & MANGES
                                ONE SOUTH PLACE
                                LONDON, EC2M 2WG
                                    ENGLAND
                              011 44 171 903 1000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                         (Continued on following pages)

                              (Page 1 of 13 Pages)

                           CALCULATION OF FILING FEE

 Transaction Valuation(1)                 Amount of Filing Fee(2)
-------------------------------------------------------------------------------
 $1,321,895,159.87                        $264,379.75
(1) This Tender Offer Statement relates to an exchange offer (the "Offer") by Telewest Communications plc ("Telewest") of (i) 1.243 shares of 10 pence each ("Telewest shares") of Telewest and 65 pence in cash for the outstanding ordinary shares 1 pound sterling each ("General Cable shares") of General Cable PLC ("General Cable") and (ii) 6.215 Telewest shares (in the form of American Depositary Shares ("Telewest ADSs")) and 325 pence in cash for each outstanding American Depositary Share ("General Cable ADSs") of General Cable. The Transaction Value was calculated pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934 based on the value of the estimated maximum number of General Cable shares to be acquired by Telewest in the Offer. The General Cable shares are traded on the London Stock Exchange. The Transaction Valuation was calculated as follows: (i)
    214.25 pence (i.e., 2.1425 pounds sterling) (the average of the high and low trading prices for the General Cable shares on the London Stock Exchange on June 23, 1998), multiplied by (ii) 370,763,319 General Cable shares (consisting of 365,496,540 General Cable shares issued and outstanding and 5,266,779 General Cable shares potentially issuable upon the exercise of outstanding stock options), multiplied by (iii) 1.6641
    (the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on June 23, 1998).

(2) .0002 multiplied by the Transaction Value.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $264,379.75       Filing party: Telewest
                                           Communications plc

Form or registration no.: Schedule 14A-   Date filed: June 29, 1998

                          Definitive Proxy Statement

                             (Page 2 of 13 Pages)

--------------------                                            ---------------
      CUSIP NO.                      14D-1
      36930Q101
--------------------                                            ---------------

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON:                   TELEWEST COMMUNICATIONS PLC

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  NOT APPLICABLE
--------------------------------------------------------------------------------

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                      (b) [X]

--------------------------------------------------------------------------------

 3 SEC USE ONLY


--------------------------------------------------------------------------------

 4 SOURCES OF FUNDS 00

--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(e) OR 2(f)
                                                                         [_]

--------------------------------------------------------------------------------

 6 CITIZENSHIP OR PLACE OF ORGANIZATION: ENGLAND AND
   WALES

--------------------------------------------------------------------------------

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:
   146,785,916 ordinary shares*

--------------------------------------------------------------------------------

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES                    [_]
   CERTAIN SHARES


--------------------------------------------------------------------------------

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
   40.2%*

--------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON:
   CO
-------------------------------------------------------------------------------


* Such 146,785,916 ordinary shares (the "Subject Shares"), par value (Pounds)1 per share, of General Cable PLC ("General Cable") may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Telewest Communications plc ("Telewest"), by virtue of the Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998 (the "Agreement"), by and among Telewest, General Cable PLC, Compagnie Generale des Eaux S.A. (now known as Vivendi S.A.) and General Utilities Holdings Limited ("GUHL"). A copy of the Agreement is filed as exhibit (c)(1) hereto. GUHL is the legal registered owner of the Subject Shares. Pursuant to the terms of the Agreement, GUHL has undertaken to Telewest that if Telewest announces and posts to shareholders an offer to acquire all the outstanding shares of the General Cable, all on the terms set forth therein and summarized herein, it will accept such offer in respect of the Subject Shares. Consequently, if such offer is consummated, Telewest would acquire sole voting and sole dispositive power over the Subject Shares. The filing of this Statement shall not be construed as an admission by Telewest that it is, for the purposes of
  Section 13(d) of the Exchange Act, the beneficial owner of the Subject Shares. See Item 6.

                              (Page 3 of 13 Pages)

-----------------                                               ----------------
      CUSIP NO.                      14D-1
      36930Q101
-----------------                                               ----------------

-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON:                   TELE-COMMUNICATIONS, INC.

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  NOT APPLICABLE
-------------------------------------------------------------------------------

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                      (b)[X]

-------------------------------------------------------------------------------

 3 SEC USE ONLY


-------------------------------------------------------------------------------

 4 SOURCES OF FUNDS WC

-------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(e) OR 2(f)
                                                                         [_]

-------------------------------------------------------------------------------

 6 CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

-------------------------------------------------------------------------------

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:
   146,785,916*

-------------------------------------------------------------------------------

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES                   [_]
   CERTAIN SHARES


-------------------------------------------------------------------------------

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
   40.2%*

-------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON:
   CO


-------------------------------------------------------------------------------

* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by Tele-Communications, Inc. ("TCI") by virtue of TCI's beneficial interest in Telewest and Telewest's interest in such shares pursuant to the Agreement. TCI disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by TCI that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.

                             (Page 4 of 13 Pages)

-----------------                                               ---------------
      CUSIP NO.                      14D-1
      36930Q101
-----------------                                               ---------------

-------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON:                   MEDIAONE GROUP, INC.

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  NOT APPLICABLE
-------------------------------------------------------------------------------

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                      (b) [X]

-------------------------------------------------------------------------------

 3 SEC USE ONLY


-------------------------------------------------------------------------------

 4 SOURCES OF FUNDS WC

-------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(e) OR 2(f)
                                                                         [_]

-------------------------------------------------------------------------------

 6 CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

-------------------------------------------------------------------------------

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON:
   146,785,916*

-------------------------------------------------------------------------------

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES                    [_]
   CERTAIN SHARES


-------------------------------------------------------------------------------

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7:
   40.2%*

-------------------------------------------------------------------------------

10 TYPE OF REPORTING PERSON:
   CO

-------------------------------------------------------------------------------

* All of the Subject Shares may be deemed to be beneficially owned, for purposes of Sections 13(d) and 14(d) of the Exchange Act, by MediaOne Group, Inc. ("MediaOne") by virtue of MediaOne's beneficial interest in Telewest and Telewest's interest in such shares pursuant to the Agreement. MediaOne disclaims beneficial interest in the Subject Shares and the filing of this statement shall not be construed as an admission by MediaOne that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares. See Item 6.

                             (Page 5 of 13 Pages)

      CUSIP NO.                      14D-1
      36930Q101


This Tender Offer Statement on Schedule 14D-1 is being filed by Telewest Communications plc, a public limited company organized under the laws of England and Wales ("Telewest"), Tele-Communications, Inc., a Delaware corporation ("TCI"), and MediaOne Group, Inc., a Delaware corporation ("MediaOne"), and relates to the offer (the "Offer") by Telewest to purchase all of the outstanding (a) ordinary shares, par value of (Pounds)1 per share ("General Cable Shares"), of General Cable PLC ("General Cable") and (b) American Depositary Shares ("General Cable ADSs") of General Cable each representing five General Cable Shares. The Offer is subject to the terms and conditions set forth in the Offer to Purchase/Prospectus, dated June 29, 1998, of Telewest (the "Offer to Purchase") (a copy of which is filed as Exhibit
(a)(1) hereto), the disclosure document, dated June 29, 1998, of Telewest (the "Disclosure Document") (a copy of which is filed as Exhibit (a)(2) hereto), the Form of Acceptance, Authority and Election for the General Cable Shares (a copy of which is filed as Exhibit (a)(3) hereto) and the Letter of Transmittal for the General Cable Shares (a copy of which is filed as exhibit (a)(4) hereto).

This Tender Offer Statement on Schedule 14D-1 also constitutes Amendment No. 2 to the Schedule 13D filed by Telewest, TCI and MediaOne relating to General Cable.

The item numbers set forth below, and responses thereto, correspond to the item numbers set forth in schedule 14D-1.

ITEM 1  SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is General Cable PLC and the address of the principal executive offices of General Cable is 37 Old Queen Street, London SW1H 9JA, United Kingdom.

    (b) Information concerning the number of outstanding General Cable Shares is set forth under paragraph (k) of Section 12. "Other Information" in Annex III of the Offer to Purchase and is incorporated herein by reference. Information concerning the number of General Cable Shares being sought in the Offer and information concerning the consideration being offered therefor and the conversion thereof from pounds sterling to US dollars is set forth under Section 3. "The Offer" in the Letter from Schroders contained in the Offer to Purchase and is incorporated herein by reference.

    (c) The information set forth under the caption "Certain Trading Market, Dividend and Exchange Rate Information" in the Disclosure Document is incorporated herein by reference.

ITEM 2  IDENTITY AND BACKGROUND

    This statement is filed by Telewest, TCI and MediaOne. TCI and MediaOne each beneficially own 26.5% of Telewest's ordinary shares, par value 10 pence per share (the "Telewest Shares"), and 26.7% of Telewest's convertible preference shares, par value 10 pence per share, and all such shares are owned through TW Holdings, L.L.C. ("TW Holdings"). 50% of TW Holdings is beneficially owned by TCI and 50% is beneficially owned by MediaOne.

    TELEWEST

    The name, business address, present principal occupation or employment, citizenship and the material occupations, positions, offices or employments during the last five years of each current director and executive officer of Telewest is set forth in "Section Four--
    Information on the

                             (Page 6 of 13 Pages)

      CUSIP NO.                      14D-1
      36930Q101

    Combined Group--Board of Directors" and "--Senior Executives" in Part I of the Disclosure Document and is incorporated herein by reference.

    (A)  NAME:

         Telewest Communications plc

    (B)  PLACE OF ORGANIZATION:

         England and Wales

    (C)  PRINCIPAL BUSINESS:

         Telewest is principally engaged in providing cable television and telephony service in the UK.

    (D)  BUSINESS ADDRESS:

         Genesis Business Park
         Albert Drive, Woking
         Surrey GU21 5RW
         United Kingdom

    (E)  PARTY IN AN ADMINISTRATIVE PROCEEDING;

    (F)  CONVICTION IN A CRIMINAL PROCEEDING:

         During the last five years, neither Telewest nor, to Telewest's knowledge, any current director or executive officer of Telewest listed in "Section Four--Information on The Combined Group--Board of Directors" or "--Senior Executives" in Part I of The Disclosure Document, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

    TCI

    The name, business address, present principal occupation or employment, citizenship and the material occupations, positions, offices or employments during the last five years of each current director and executive officer of TCI is set forth in "Part Seven--Additional Information--Directors and Executive Officers of Tele-Communications, Inc." in Part I of the Disclosure Document and is incorporated herein by reference.

    (A)  NAME:

         Tele-Communications, Inc.

    (B)  PLACE OF ORGANISATION:

         Delaware

                             (Page 7 of 13 Pages)

      CUSIP NO.                      14D-1
      36930Q101


    (C)  PRINCIPAL BUSINESS:

         TCI is principally engaged in the construction, acquisition, ownership and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services.

    (D)  BUSINESS ADDRESS:

         Terrace Tower II5619 DTC ParkwayEnglewood, Colorado 80111

    (E)  CONVICTION IN A CRIMINAL PROCEEDING;
    (F)  PARTY IN AN ADMINISTRATIVE PROCEEDING:

         During the last five years, neither TCI nor, to TCI's knowledge, any current director or executive officer of TCI listed in "Part Seven-- Additional Information--Directors and Executive Officers of Tele-Communications, Inc." in Part I of the Disclosure Document has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

    MEDIAONE

    The name, business address, present principal occupation or employment, citizenship and the material occupations, positions, offices or employments during the last five years of each current director and executive officer of MediaOne is set forth in "Part Seven--Additional Information--Directors and Executive Officers of MediaOne Group, Inc." in Part I of the Disclosure Document and is incorporated herein by reference.

    (A)  NAME:

         MediaOne Group, Inc.

    (B)  PLACE OF ORGANISATION:

         Delaware

    (C)  PRINCIPAL BUSINESS:

         MediaOne is a diversified global media and broadband communications company engaged in domestic and international broadband communications and international wireless communications businesses.

    (D)  BUSINESS ADDRESS:

         188 Inverness Drive
         West Englewood, Colorado 80112

                             (Page 8 of 13 Pages)

      CUSIP NO.                      14D-1
      36930Q101


    (E)  CONVICTION IN A CRIMINAL PROCEEDING;
    (F)  PARTY IN AN ADMINISTRATIVE PROCEEDING:

         During the last five years, neither MediaOne nor, to MediaOne's knowledge, any current director or executive officer of MediaOne listed in "Part Seven--Additional Information--Directors and Executive Officers of MediaOne Group, Inc." in Part I of the Disclosure Document has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3 PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (A) To the knowledge of Telewest, TCI and MediaOne, since January 1, 1995, and except as may be disclosed pursuant to Item 3(b) below, there has been no transaction (or series of related transactions) between Telewest, TCI or MediaOne, or any of their respective executive officers or directors, and (i) General Cable or any of its corporate affiliates in which the aggregate amount involved was greater than 1% of General Cable's consolidated revenues for the year in which such transaction(s) occurred (or, with respect to any transaction(s) occurring since December 31, 1997, consolidated revenues for the period from January 1, 1998 to date) or (ii) the executive officers, directors or affiliates of General Cable that are not corporations in which the aggregate amount involved exceeded $40,000.

    (B) The information set forth under Section 12. "Background to the Offer" in the Letter from Schroders contained in the Offer to Purchase is incorporated herein by reference.

ITEM 4 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (A) With respect to Telewest, the information set forth under Section 3. "The Offer" and Section 5. "The Pre emptive Issue" in the Letter from Schroders contained in the Offer to Purchase is incorporated herein by reference. With respect to TCI and MediaOne, the source of funds will be working capital.

    (B)  Not applicable.

    (C)  Not applicable.

ITEM 5 PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (A)-(E) The information set forth in (i) Section 3. "The Offer" and Section
            12. "Background to the Offer" in the Letter from Schroders contained in the Offer to Purchase and (ii) "Section Four--Information on the Combined Group--Rationale for the Merger", "--Strategy for the Combined Group" and "--Acquisitions and Disposals" in Part I of the Disclosure Document is incorporated herein by reference.

    (F)-(G) The information set forth under Section 9 "Certain consequences of the Offer" in Annex III to the Offer to Purchase is incorporated herein by reference.

                             (Page 9 of 13 Pages)

      CUSIP NO.                      14D-1
      36930Q101


ITEM 6 INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (A) Pursuant to that certain Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998 (the "Agreement"), among Telewest, General Cable, Compagnie Generale des Eaux S.A. (now known as Vivendi S.A.), and General Utilities Holdings Limited ("GUHL"), GUHL has undertaken to Telewest that if Telewest announces and posts to shareholders an offer to acquire all of the outstanding General Cable Shares, all on the terms set forth therein and summarized herein, it will accept such offer in respect of the 146,785,916 General Cable Shares owned by it (the "Subject Shares"). By virtue of the Agreement, Telewest may be deemed to beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Subject Shares (representing approximately 40.2% of the outstanding General Cable Shares). All of the Shares may be deemed to be beneficially owned, for purposes of Section 13(d) of the Exchange Act, by TCI and MediaOne by virtue of their beneficial interests in Telewest and Telewest's interest in such shares pursuant to the Agreement. TCI and MediaOne disclaim beneficial ownership of the Subject Shares. The filing of this statement shall not be construed as an admission by Telewest, TCI and MediaOne that it is for the purposes of Section 13(d) of the Exchange Act the beneficial owner of such shares.

         Except as otherwise disclosed in this Item 6(a), none of Telewest, TCI or MediaOne, nor, to the knowledge of Telewest, TCI or MediaOne, any of their respective executive officers or directors, beneficially owns any General Cable Shares.

    (B)  Not applicable

ITEM 7 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    Except for the Agreement, neither Telewest, TCI or MediaOne, nor, to the knowledge of Telewest, TCI, or MediaOne, any of their respective directors or executive officers, has any contract, arrangement, understanding or relationship with any person with respect to any General Cable Shares, including, but not limited to, transfer or voting of any General Cable Shares, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guaranties against loss, or the giving or withholding of proxies.

ITEM 8 PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under Section 3. "The Offer" in the Letter from Schroders contained in the Offer to Purchase and under the caption "Section Seven--Additional Information--Miscellaneous" in Part I of the Disclosure Document is incorporated herein by reference.

ITEM 9 FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth under the captions "Section One: US GAAP Information of Telewest--US GAAP Audited Consolidated Financial Statements" and "--US GAAP Unaudited Condensed Consolidated Financial Statements" in Part III of the Disclosure Document is incorporated herein by reference.

ITEM 10ADDITIONAL INFORMATION

    (A) The information regarding the appointment of two members of the General Cable board of directors and an executive member of the General Cable board of directors to the board of

                             (Page 10 of 13 Pages)

      CUSIP NO.                      14D-1
      36930Q101

            directors of Telewest set forth under Section 16 "Management and employees" in the Letter from Schroders contained in the Offer to Purchase, and in "Section Four--Information on the Combined Group-- Board of Directors" in Part I of the Disclosure Document is incorporated herein by reference. Except as disclosed pursuant to the immediately preceding sentence or Items 3 or 7 above, neither Telewest, TCI or MediaOne, nor, to the knowledge of Telewest, TCI or MediaOne, any or their respective executive officers or directors, has any present or proposed material contract, arrangement, understanding or relationship with General Cable or any of its executive officers, directors, controlling persons or subsidiaries.

    (B)-(C) The information set forth under Section 17. "Regulation" in the Letter from Schroders contained in the Offer to Purchase and
            Section 11. "Certain Legal and Regulatory Matters" in Annex III to the Offer to Purchase is incorporated herein by reference.

    (D)     Not applicable.

    (E)     Not applicable.

    (F) The information set forth in the Offer to Purchase, the Form of Acceptance, Authority and Election, the Letter of Transmittal and the Disclosure Document is incorporated herein by reference.

ITEM 11 MATERIAL TO BE FILED AS EXHIBITS:

    (A)(1)  Offer to Purchase/Prospectus of Telewest, dated June 29, 1998.
            (1)

    (A)(2)  Disclosure Document of Telewest, dated June 29, 1998. (1)

    (A)(3) Form of Acceptance, Authority and Election for the General Cable Shares. (1)

    (A)(4)  Form of Letter of Transmittal.(1)

    (A)(5)  Form of Notice of Guaranteed Delivery.(1)

    (A)(6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

    (A)(7) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

    (A)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)

    (B)     Not applicable.

    (C)(1) Agreement Relating to the Merger of General Cable and Telewest, dated March 29, 1998, by and among Telewest, General Cable, Compagnie Generale des Eaux S.A., and GUHL. (1)

    (D)     Not applicable.

    (E)     See Exhibit (a)(1) above.

    (F)     Not applicable.
-------
(1) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).

                             (Page 11 of 13 Pages)

      CUSIP NO.                      14D-1
      36930Q101


                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 1998

                                          TELEWEST COMMUNICATIONS PLC

                                                    /s/ Charles Burdick
                                          By: _________________________________
                                            Name:Charles Burdick
                                            Title:Group Finance Director

                                          TELE-COMMUNICATIONS, INC.

                                                   /s/ Stephen M. Brett
                                          By: _________________________________
                                            Name:Stephen M. Brett
                                            Title:Executive Vice President

                                          MEDIAONE GROUP, INC.

                                                   /s/ Stephen E. Brilz
                                          By: _________________________________
                                            Name:Stephen E. Brilz
                                            Title:Assistant Secretary

                             (Page 12 of 13 Pages)

      CUSIP NO.                      14D-1
      36930Q101

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER  DESCRIPTION OF DOCUMENT
 ------- -----------------------
 (a)(1)  Offer to Purchase/Prospectus of Telewest, dated June 29, 1998.(1)
 (a)(2)  Disclosure Document of Telewest, dated June 29, 1998.(1)
 (a)(3)  Form of Acceptance, Authority and Election for the General Cable
         Shares.(1)
 (a)(4)  Form of Letter of Transmittal for the General Cable ADSs.(1)
 (a)(5)  Form of Notice of Guaranteed Delivery.(1)
 (a)(6)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees.(1)
 (a)(7)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.(1)
 (a)(8)  Guidelines for Certification of Taxpayer Identification Number of
         Substitute Form W-9.(1)
 (b)     Not applicable.
 (c)(1)  Agreement Relating to the Merger of General Cable and Telewest, dated
         March 29, 1998 by and among Telewest, General Cable, Compagnie
         Generale des Eaux S.A. and GUHL. (1)
 (d)     Not applicable.
 (e)     See Exhibit (a)(1) above.
 (f)     Not applicable.

--------
(l) Incorporated by reference to the Registration Statement on Form S-4 of Telewest (File No. 333-50201).

                             (Page 13 of 13 Pages)